                              701,809 SHARES


                      AASCHE TRANSPORTATION SERVICES, INC.

                                  COMMON STOCK




     This Prospectus covers 701,809 shares (the "Shares") of common stock, par value $.0001 per share (the "Common Stock"), of Aasche Transportation Services, Inc. (the "Company") which may be offered and sold from time to time by the Selling Stockholders named herein. Of the 701,809 Shares, 54,056 and 53,125 pertain to the assumed exercise of warrants at an exercise price of $4.625, $5.55 and $8.75 per Share, respectively. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of any of the Shares. The Company will, however, receive proceeds from the exercise of warrants underlying the Shares issued to certain investors and the warrants issued to the placement agent in the private offering and to the underwriters in the initial public offering. Assuming all of the warrants are exercised, the proceeds to the Company from the exercise of such warrants are estimated to be approximately $1,015,000. See "Use of Proceeds."



     The Shares may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest to the Selling Stockholders, directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire the Shares as principals. The distribution of the Shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through underwritten public offerings, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. See "Plan of Distribution."

     To the extent required, the specific number of Shares to be sold, the names of the Selling Stockholders, purchase price, public offering price, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the aggregate amount paid by the purchasers less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses not borne by the Company. The Company has agreed to bear certain expenses relating to the registration of the Shares under applicable federal and state securities laws (currently estimated at $20,731) and to any offering and sale hereunder not including certain expenses such as commissions, discounts and fees of underwriters, dealers or agents attributable to the sale of the Shares.


     The Common Stock is traded on the Nasdaq National Market under the symbol "ASHE." On November 28, 1997, the last sale price of the Common Stock was $3.125 per share.


                      ___________________________________

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                      ___________________________________


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
               The date of this Prospectus is November 28, 1997.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto which the Company has filed with the Commission under the Securities Act. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission.
Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been or will be filed electronically. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market under the symbol ASHE, and such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE
     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30,1997, respectively, the Company's Report on Form 8-K filed July 3, 1997 and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective July 26, 1994, each of which has been filed with the Commission, are incorporated by reference in this Prospectus.
     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus, excluding exhibits. Such requests should be directed to Aasche Transportation Services, Inc., 10214 N. Mt. Vernon Road, Shannon, Illinois 61078, Attention: Leon M. Monachos, Chief Financial Officer, Telephone: (815) 864-2421.

                                  THE COMPANY

     Aasche Transportation Services, Inc. (the "Company"), through its subsidiaries, Asche Transfer, Inc. and AG Carriers, Inc., is a 58-year-old non-union, truckload carrier that operates primarily in the temperature-controlled segment of the transportation services industry. The Company transports a variety of foods and other products that require temperature-controlled service and "just-in-time" delivery. The "just-in-time" concept stresses the importance of precise delivery times and the need for dependability in order to control inventory levels and limit handling. A substantial portion of the Company's business is concentrated in target markets in the Midwest, Southeast and South Central United States. The Company operates predominately in the long-haul, "full-truckload" segment of the temperature-controlled transportation services industry and operates less than 10% in the "less-than-truckload" segment. Full truckload operations typically involve a single shipment occupying the entire carrying capacity of a semi-trailer, moving directly from origin to destination. The full truckload segment generally is less capital intensive, more fragmented and populated by smaller firms than the less-than-truckload segment.

     The Company's business strategy is to offer premium-quality service to high-volume selective customers that have significant temperature-controlled transportation requirements. The Company believes that these customers provide more predictable and, in some respects, less price-sensitive business because the Company believes that service, rather than price, generally is the primary factor that dictates its customers' choice of carrier. The Company is currently a "core carrier" for Coca-Cola (including Coca-Cola Foods, Coca-Cola/Minute Maid, Coca-Cola Company and Coca-Cola USA), Hershey, Tropicana Foods, Americold, S.C. Johnson Wax, Schreiber Foods, Abbott Laboratories, Baxter International and Kraft Foods. The Company seeks to expand its core carrier relationships with well known national producers of foods and other products.

     The Company uses sophisticated satellite tracking and communications systems manufactured by Qualcomm Incorporated that enable the Company to monitor scheduling and equipment locations more effectively while communicating directly with drivers, and informing customers of the location and estimated delivery time of their freight. In addition, the Company has a centralized, fully integrated management system that utilizes an IBM AS/400 computer with software from Innovative Computing Corporation. The system's company-wide database allows the Company to respond quickly to customer information requests without having to combine data files from several sources. The Company also utilizes "electronic data interchange" that permits direct communication of billing and load tracking information between the Company's computer system and the computer systems of many of its customers. The Company's ability to exchange data electronically with customers regarding their shipments has significantly enhanced quality control and customer service. Management believes a significant commitment to technologically advanced systems is important to delivering high-quality services required by the high-volume customers sought by the Company. These systems have allowed the Company to improve customer satisfaction, asset and driver utilization and operating efficiency.
     The Company maintains a fleet of approximately 462 late-model tractors, including 44 tractors which are owned by owner-operators, and approximately 544 refrigerated trailers. Management believes that the maintenance of a late-model fleet as well as its commitment to advanced technology systems has and will enable the Company to continue to attract as customers high-volume, national producers of food and other products requiring temperature-controlled transportation.


Part of the Company's growth strategy is to increase market share through acquisitions in the transportation industry. In May 1995, the Company acquired the assets of AG. Carriers, Inc., a Florida-based, non-union carrier specializing in the transportation services of temperature-controlled products for customers in the Southeast, Northeast and Midwestern United States. In December 1995, the Company acquired, through merger, Polar Express Corporation ("Polar"), an Arkansas-based, non-union truckload carrier transporting a variety of food and other products primarily in the Southwestern United States. In May 1997, the Company merged Polar with Asche Transfer, Inc. to form the Southwest Division. The Company intends to pursue acquisition opportunities to enhance the Company's strategic, financial and operational objectives. On October 15, 1997 the Company became the assignee of an assignment of an asset purchase agreement between Gary L. Goldberg, a director of the Company, and Jack Gray Transport, Inc. ("JGT") pursuant to which assignment the Company has the right to purchase certain assets relating to the municipal solid waste business of JGT for $30 million. Mr. Goldberg is not receiving any consideration for the assignment of his rights under the asset purchase agreement. Upon the consummation of the transaction, it is expected that Mr. Goldberg will enter into an employment agreement with the subsidiary being formed by the Company to acquire the assets from JGT pursuant to which he will receive a salary and options to purchase common stock in the Company or warrants to purchase stock in such subsidiary in consideration for future services with an exercise price based on the fair value of the stock of the Company or the subsidiary at the day of closing. For the year ended December 31, 1996, the net revenues of the municipal solid waste business of JGT were
approximately $31     million.  The  agreement is subject to certain closing
conditions including the Company's obligation to reasonably satisfy JGT that it has obtained the necessary financing by November 30, 1997. Although no financing commitment has been obtained by the Company as of the date of this prospectus, the Company believes that such financing will be obtained.


     The Company was organized under the laws of the State of Delaware in July 1994. The Company's executive offices are located at 10214 N. Mt. Vernon Road, Shannon, Illinois 61078. The Company's telephone number is (815) 864-2421.

                                  RISK FACTORS

         This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the considerations set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Shares offered hereby.

AVAILABILITY OF DRIVERS
         Competition for drivers is intense within the trucking industry and the Company occasionally experiences difficulty attracting and retaining qualified drivers and owner-operators which results in the temporary idling of revenue equipment. Currently, the Company's driver turnover rate is approximately 83%. There is a chronic, industry-wide shortage of such individuals and this shortage could affect the Company's operations by causing the temporary idling of revenue equipment which reduces the level of service to existing customers and impedes the Company's ability to obtain new business. The Company also incurs additional expenses in recruiting, marketing and training of new employees and the Company is, from time to time, forced to significantly increase the compensation it pays to retain its drivers and owner-operators, all of which affects the Company's profitability and curtails its growth. Difficulty in attracting and retaining qualified drivers and owner-operators would have a materially adverse effect upon the Company's operations and ability to grow.
FINANCIAL CONDITION AND PERFORMANCE

     Although the Company has had net income for each of the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, the Company experienced net losses in its three most recent fiscal years which were largely the result of certain non-recurring charges relating to a prior acquisition and other non-operating charges. The Company's future operating results will depend upon a number of business factors, including the other factors discussed in these "Risk Factors," as well as general economic conditions. At September 30, 1997, the Company experienced a working capital deficit of $6.1 million. Although the Company has historically funded its working capital requirements through a combination of operating profits, short turnover in trade receivables, effective cash management practices and borrowings under its revolving bank line of credit, the Company may in the future continue to have a working capital deficit, which may have an adverse effect on the financial condition of the Company. The Company has a revolving bank line of credit with a $6.0 million borrowing limit based on a percentage of eligible trade receivables, $4.2 million of which was borrowed against this line of credit at September 30, 1997, and approximately $0.1 million was available. Although the Company expects to create future availability through operating profits and the expected proceeds from the sale of existing equipment which will be replaced with new equipment to be lease financed, the lack of additional availability may have a material adverse effect on the financial condition of the Company.
DIVIDEND RESTRICTIONS AND LOAN COVENANTS

     Although the Company's policy has been not to pay any cash dividends, the Company's ability to pay cash dividends in the future may be restricted by the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. Under the Company's existing credit facility, the Company is subject to certain loan covenants, which include maintaining a specified debt service coverage ratio, debt to equity ratio, a specified tangible net worth and a restriction on the payment of dividends and stock redemptions. The violation of any loan covenants which results in the lender declaring a default under such credit facility would have a material adverse effect on the financial condition of the Company.
BUSINESS CYCLES AND INDUSTRYWIDE COST INCREASES

         The Company has little or no control over economic factors such as fuel prices, fuel tax and interest rate fluctuations, economic recessions, and customers' business cycles. Significant increases in fuel prices, other operating costs, or interest rates, to the extent not offset by increases in freight rates, would adversely affect the Company's operating results. Prolonged or further increases could adversely affect future results. Economic recessions or downturns in customers' business cycles also could have a materially adverse effect upon the operating results of the Company. If the resale value of the Company's revenue equipment were to decline, the Company could find it necessary to retain some of its equipment longer, with a resulting increase in operating expenses for maintenance and repairs, or the Company may decide to sell such equipment which may result in a loss on disposition.

SIGNIFICANT CUSTOMERS
         The Company has several significant core carrier customers, the loss of these large customers could adversely affect operations. Most of the Company's written agreements with shippers are terminable upon thirty days notice. Further, as the Company expands its core carrier relationships with existing high-volume customers and develops new core carrier relationships, the Company expects that a larger percentage of its total revenues will be derived from fewer customers, the loss of any of which could adversely affect the Company's profitability.
COMPETITION

         The trucking industry in general, and the temperature-controlled segment in particular, is highly competitive and fragmented. The Company competes primarily with other long-haul, temperature-controlled truckload carriers, private fleets operated by existing and potential customers and, to a lesser extent, railroads. Although the general effect of deregulation of the trucking industry during the 1980's created substantial downward pressure on the industry's rate structure, the Company's management believes that competition for the freight transported by the Company is based primarily upon its ability to provide premium quality service, i.e., just-in-time performance, advanced technology capabilities and the reliability made possible through the operation of a late-model fleet. The five largest companies in the temperature-controlled segment generated a substantial portion of the revenues of all companies in the segment and there are many other trucking companies in the temperature-controlled market segment that possess substantially greater financial resources, operate more equipment or carry a larger volume of freight than the Company. The Company also competes with other motor carriers in hiring qualified drivers.

CAPITAL REQUIREMENTS

         The trucking industry is capital intensive. The Company historically has relied upon debt and operating leases to finance new revenue equipment, and it has granted its lenders a lien on substantially all of its assets. If the Company were unable to borrow sufficient funds at acceptable rates or raise additional equity on acceptable terms, or if there were a significant increase in interest rates, the Company would have to limit its growth and might be required to operate its fleet for longer periods, which could adversely affect the Company's operating results.

LIABILITY EXPOSURE

         The trucking business requires the operation of large trucks on public roads, with resulting liabilities, including cargo claims, property damage and personal injury, arising from vehicle accidents. Although the Company believes its insurance coverage is adequate, a substantial increase in the number or severity of claims, a severe accident in which the claim level exceeds policy limits, or a significant rise in insurance costs could have a materially adverse effect upon the Company's profitability.

SEASONALITY

         The Company's results of operations show a seasonal pattern because certain of the frozen food companies serviced by the Company generally reduce shipments during the summer season. During the winter months, the Company has at times experienced delays in meeting its pick-up and delivery schedules as a result of severe weather conditions. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather. Accordingly, such factors cause fluctuations in results of operations.

REGULATION

         Truckload companies are subject to regulation by various federal and state agencies, including the United States Department of Transportation ("DOT"). These regulatory authorities govern activities such as operational safety, accounting systems, and financial reporting. The abolition of the Interstate Commerce Commission effective January 1, 1996, terminated regulation by that agency, including regulation of truckload rates and certain mergers, consolidations, and acquisitions (subject to continued antitrust review by the Department of Justice and the Federal Trade Commission). If the Company were found to be in violation of applicable laws or regulations, it could have a material adverse effect on the Company's business and operating results.

DEPENDENCE UPON KEY PERSONNEL

         The Company is dependent upon the services of experienced individuals who serve as officers and directors. Although the Company believes it has assembled an experienced and talented management group, the loss of any of these persons from the Company could have a materially adverse effect upon the Company's operations and future profitability. The Company maintains "key person" life insurance of $1,500,000 on each of the lives of Larry L. Asche, Kevin M. Clark and Diane L. Asche.

POSSIBLE VOLATILITY OF STOCK PRICE

         Since the Company's initial public offering in October 1994, the market price for the Common Stock has fluctuated substantially. The market price of the Common Stock may continue to experience significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, general trends in the industry and other events. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many companies and that have often been unrelated or disproportionate to the operational performance of these companies. These fluctuations, as well as general economic and market conditions, may materially and adversely affect the market price of the Common Stock.

CONTROL BY PRINCIPAL STOCKHOLDERS

         As of September 30, 1997, Larry L. Asche, Diane L. Asche, Kevin M. Clark and Richard S. Baugh, officers and directors of the Company, beneficially owned approximately 30% of the Company's outstanding shares of Common Stock. As a result, these individuals will, as a practical matter, be able to control the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
DELAWARE LAW
         Certain provisions of the Company's Amended Certificate of Incorporation and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the date such stockholder became an interested stockholder. These provisions may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders named herein. The Company will, however, receive proceeds from the exercise of warrants underlying the Shares issued to certain investors and the warrants issued to the placement agent in the private offering and to the underwriters in the initial public offering. See "Selling Stockholders." Assuming all of the warrants are exercised, the proceeds to the Company from the exercise of such warrants are estimated to be approximately $1,015,000. The Company expects to use such proceeds to reduce indebtedness.

                              SELLING STOCKHOLDERS


     On July 2, 1997, the Company completed an offering of 540,558 shares of Common Stock, at a price of $3.70 per Share. The net proceeds of the offering were used to reduce outstanding indebtedness and for general corporate purposes. The offering included warrants (the "Warrants") to purchase 54,070 shares of Common Stock at an exercise price of $4.625 per share. The Warrants are exercisable at any time within three years after June 24, 1997. The offering was made solely to accredited investors in reliance upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder. In connection with the offering, the Company issued a warrant to Madison Securities, Inc., the Company's placement agent in the offering, to purchase 54,056 shares of Common Stock at a price of $5.55 per share exercisable at any time within three years after July 2, 1997. Prior to such date, the Selling Stockholders included below had no material relationship with the Company or any of its predecessors or affiliates within the prior three years.



     In addition, the Company is registering warrants issued in connection with its initial public offering to JW Charles Securities, Inc. and Corporate Securities Group, Inc., the Company's underwriters, to purchase 37,500 and 15,625 shares respectively, at a price of $8.75 per share exercisable at any time prior to September 23, 1999.



     The following table sets forth for each Selling Stockholder the number of Shares beneficially owned by such Selling Stockholder prior to this offering, and the maximum number of Shares to be registered. In each case, the percentage of outstanding Shares held by each Selling Stockholder prior to and after this offering represents less than one percent of the outstanding Shares.



                            Number of Shares    Maximum Number of
                          Beneficially Owned    Shares to be
  Selling Stockholders    Prior to Offering(1)    Registered(1)
--------------------------------------------------------------------------------
Ronald Stone                    44,596                44,596
Ronald Stone as Trustee
 of Ronald Stone
 Insurance Trust dated
 6/1/68                         14,866                14,866
Farshid Paul Ohadi              14,866                14,866
Basil Kromelow                  29,731                29,731
Ronald L. Wieseneck and
 Suzanne C. Wieseneck as
 Joint Tenants                  29,731                29,731
Microsales, Inc.                14,866                14,866
Chris Iacovelli                 14,866                14,866
James L. Mann                   14,866                14,866
John G. Phillips                29,731                29,731
Charles Headings and
 Elizabeth Headings as
 Joint Tenants                  14,866                14,866
Ronald L. Antinone              29,731                29,731
Randy Wear and Gail
 Kellberg as Tenancy by
 Entirety                       29,731                29,731
David Kozin                     29,731                29,731
CLFS Equities LLP               44,596                44,596
Constance DeBois under
 Declaration of Trust
 dated 10/7/94                  14,866                14,866
TDMR Partners                   14,866                14,866
Eugene A. Huske                 14,866                14,866
Maksim Lunic                    29,731                29,731
James B. Eversole &
 Shirley M. Eversole as
 Joint Tenants                  29,731                29,731
Thomas Gordon & Edna
 Gordon as Joint Tenants        14,866                14,866
Robert Jacobs                   14,866                14,866
Kathleen E. Grabowski           14,866                14,866
Eric G. Matye                   14,866                14,866
Richard H. Solem                14,866                14,866


____________________________
(1)Includes shares underlying the Warrants.

                              Number of Shares    Maximum Number of
                            Beneficially Owned    Shares to be
  Selling Stockholders      Prior to Offering(1)    Registered(1)
--------------------------------------------------------------------------------
G.P. Kretzschmar                  14,866                14,866
Irving Sparage                    14,866                14,866
Thomas Fasbinder                  14,866                14,866
Marlin Bird                       14,866                14,866
Madison Securities, Inc.          54,056(2)             54,056(2)
JW Charles Securities, Inc.       37,500(3)             37,500(3)
Corporate Securities Group, Inc.  15,625(3)             15,625(3)

_________________________________
(2) Represents shares underlying the warrant issued to Madison Securities, Inc. as placement agent.

(3) Represents shares underlying the warrants issued to JW Charles Securities, Inc. and Corporate Securities Group, Inc. as underwriters in the Company's initial public offering.

                              PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale of the Shares. Each of the Selling Stockholders may sell his Shares directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest to the Selling Stockholders. The distribution of the Shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales.

     The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the aggregate amounts paid by purchasers of the Shares pursuant to the offering less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     To the extent required, the specific number of Shares to be sold, the names of the Selling Stockholders, purchase price, public offering price, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement.

     Under the subscription agreements with each of the investors, the Company has agreed to bear certain expenses relating to the registration of the Shares under applicable federal and state securities laws (currently estimated to be $20,731) and to any offering and sale hereunder not including certain expenses such as commissions, discounts and fees of underwriters, dealers or agents attributable to the sale of the Shares.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and December 31, 1995, and for each of the three years in the period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of Ernst & Young LLP, independent certified public accountants, also incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheet of Polar Express Corporation as of December 29, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 29, 1995 and the period from August 27, 1994 (inception) to December 30, 1994, have been incorporated by reference herein in reliance upon the report by Baird, Kurtz & Dobson, independent certified public accountants, also incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois.